UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM C
UNDER THE SECURITIES ACT OF 1933

(Mark one)

[X]   Form C: Offering Statement
[ ]   Form C-U: Progress Update
[ ]   Form C/A: Amendment to offering Statement
          [ ] Check box if Amendment is material and investors must reconfirm within 5 business days
[ ]   Form C-AR: Annual Report
[ ]   Form C-AR/A: Amendment to Annual Report
[ ]   Form C-TR: Termination of Reporting

Name of Issuer
Rally Point Grille Franchising, LLC

Legal status of Issuer

> *Form*
> Limited Liability Company

> *Jurisdiction of Incorporation/Organization*
> Georgia

> *Date of organization*
> August 17, 2021

Physical address of Issuer
583 Shannon Drive, Marietta, GA 30066

Website of Issuer
https://rallypointgrille.com/franchise/

Name of the Intermediary through which the offering will be conducted
Folla Capital, LLC ("Folla" or, the "Intermidiary")

CIK number of Intermediary
0001786669

SEC file number of Intermediary
008-70399

CRD number, if applicable, or Intermediary
305140

Amount of compensation to be paid to the Intermediary, whether as a dollar amount or a percentage of the offering amount or a good faith estimate if the exact amount is not available at the time of filing, for conducting the offering, including the amount of referral fees associated with the offering
The Intermediary will receive monthly fees for advisory services and a commission equal to six percent (6%) of the amount raised in the offering.

Any other direct or indirect interest in the Issuer held by the Intermediary or any other arrangement for the Intermediary to acquire such an interest
None

Name of qualified third-party "Escrow Agent" which the offering will utilize
North Capital Private Securities Corporation

Type of security offered
Patriot Revenue Share Interests

Target number of securities to be offered
200

Price (or method for determining price)
$100

Target offering amount
$20,000

Oversubscriptions accepted
[X] Yes [ ] No

If yes, disclose how oversubscriptions will be allocated:
[ ] Pro-rata basis [X] First-come, first-served basis [ ] Other:

Maximum offering amount (if different from target offering amount)
$124,000

Deadline to reach the target offering amount (Target date)
6/30/2024

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

Current number of employees
32

	Most recent fiscal year-end (2022)
Total Assets	$161,903
Cash & Cash Equivalents	$161,903
Accounts Receivable	$0
Short-term Debt	$0
Long-term Debt	$150,000
Net Income	($3,903)
Taxes Paid	$0

The jurisdictions in which the Issuer intends to offer the Securities
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District of Columbia, Florida, Georgia, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virginia, Washington, West Virginia, Wisconsin, Wyoming

OFFERING STATEMENT

Rally Point Grille Franchising, LLC



offering of a
Minimum of 200 Patriot Revenue Share Interests ($20,000)
up to a
Maximum of 1,240 Patriot Revenue Share Interests Interests ($124,000)

Address for Notices and Inquiries:

Rally Point Grille Franchising, LLC

Carrie Roeger
583 Shannon Drive
Marietta, GA 30066
404-606-5417
https://rallypointgrille.com/franchise/

OFFERING STATEMENT
Rally Point Grille Franchising, LLC

offering of a
Minimum of 200 Patriot Revenue Share Interests Interests ($20,000)
up to a
Maximum of 1,240 Patriot Revenue Share Interests Interests ($124,000)

	offering Price	Commissions [1]	Proceeds to Company [2]
Per RSA Interest	$100	$6	$94
Minimum RSA Interests Sold	$20,000	$1,200	$18,800
Maximum RSA Interests Sold	$124,000	$7,440	$116,560

We are offering Patriot Revenue Share Interests ("Interests") at a price of $100 per interest. We are offering a minimum of 200 Interests and up to a maximum of 1,240 Interests. The minimum investment that you may make is $100. We are offering the Interests to prospective investors through Folla Capital, LLC at www.follacapital.com and each subdomain thereof, which we refer to as the Platform. The Intermediary who operates the Platform is registered with the Securities and Exchange Commission ("SEC") as a Broker-Dealer and is a member of the Financial Industry Regulatory Authority ("FINRA"). We are required to pay a commission to the Intermediary equal to 6% of gross monies raised in the offering.

(1) In addition to the commission payable to the Intermediary, we will incur offering costs. The offering costs are payable to the Intermediary through monthly advisory fees.

(2) No assurance can be given that all or any portion of the securities offered hereby will be sold. Your funds will be held in an escrow account established by the Intermediary with North Capital Private Securities ("Escrow Agent") in compliance with applicable securities laws until the minimum offering amount is reached. The subscription amount for the Interests may be paid to the Escrow Agent by any means established in accordance with the instructions provided on the Platform and will be held in escrow until the satisfaction of all the conditions of the closing. The closing of this offering is subject to, among other things, subscriptions for the $100 minimum amount being received in the escrow account from qualified investors, which qualified investors may include executive officers and directors of our Company and their affiliates. This offering may be closed at any time after the minimum number of Interests is sold, in one or more closings, and on or before 6/30/2024. If we do not raise the minimum amount offered by 6/30/2024, then we will return all funds received in the escrow account to investors without interest.

The date of this offering is December 1, 2023

GENERAL OFFERING INFORMATION

This Offering Statement is furnished solely to prospective investors through the Intermediary available at www.follacapital.com and each subdomain thereof. Folla Capital, LLC is the Intermediary, the operator of the Platform, is registered with the SEC as a Broker-Dealer, and is a member of FINRA.

Rally Point Grille Franchising, LLC ("Rally Point Grille " or the "Company") operates in the consumer food service and restaurant market. We are offering Patriot Revenue Share Interests at a price of $100 per interest with a minimum investment of $100 required. We are offering a minimum of 200 Interests and a maximum of 1,240 Interests.

We are offering Interests in reliance on the exemption from registration requirements of the Securities Act of 1933, as amended ("Securities Act") under Section 4(a)(6) thereof and the regulations promulgated with respect to such section.

The Interests being offered may not be transferred by any investor during the one-year period beginning when the Interests are issued unless the Interests are transferred: (i) to our Company; (ii) to an "accredited investor" as defined in Rule 501(a) of Regulation D; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstance. In addition, there is no ready market for the sale of the Interests, and it may be difficult or impossible for an investor to sell or otherwise dispose of the Interests.

Certain information outlined in this business plan contains "forward-looking information." Except for statements of historical fact, the information contained herein constitutes forward-looking statements.

These statements are not guarantees of future performance, and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements.

Although forward-looking statements contained in this plan are based upon what management of the Company believes are reasonable assumptions, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The reader is cautioned not to place undue reliance on forward-looking statements.

TERM SHEET

Company	Rally Point Grille Franchising, LLC is a Limited Liability Company organized on August 17, 2021, under the laws of Georgia and was formed to operate a military-themed restaurant.
Use of Proceeds	The company seeks to financing through the sale of Patriot Revenue Share Interests Interests (as described below under Securities Offered) to expand its current operations and scale our operation through franchising as detailed in the above-mentioned business plan.
Securities Offered	Patriot Revenue Share Interests for $100 per interest in a minimum amount per Investor of $100.
Target offering Amount; Oversubscriptions Accepted; Maximum Offering Amount	The targeted offering amount is 200 Interests or $20,000. We will accept oversubscriptions in excess of the targeted amount on a first-come, first-served basis. The maximum offering amount is 1,240 Interests or $124,000.
Low Target Amount; No other funds may be Raised	The initial purchasers of our Interests in this offering risk that we will not raise sufficient funds to sustain the growth of our Company. The minimum amount of securities that must be sold for our Company to accept subscriptions is $20,000 of securities. Once we raise the $20,000 minimum in this offering, we intend to accept subscriptions as they are received. Thus, investors who purchase securities before the offering is fully subscribed will bear the risk of whether additional investors will be able to complete the offering or if our Company could raise funds in another manner. Even if we raise the maximum amount, we might need to raise additional capital in the future. Our officers and directors may invest in this offering, and any funds they invest will be counted toward the achievement of the minimum offering amount.
Voting and Control	Holders of Patriot Revenue Share Interests will not have any voting power.
Management	The business and affairs of the Company are managed, and all corporate powers are exercised by or under the direction of our owners. The current owners are Carrie Roeger and Ralph Roeger.
Shares Being Sold under 4(a)(6) Crowdfunding Exemption	We are offering securities in reliance on the exemption from registration requirements of the Securities Act, under Section 4(a)(6) thereof and the regulations promulgated with respect to such section. Where the purchaser is not an accredited investor (as defined in Rule 501), the aggregate amount of securities sold to such an investor across all issuers in reliance on Section 4(a)(6) of the Securities Act (15 USC 77d(a)(6)) during the 12-month period preceding the date of such transaction, including the securities sold to such Investor in such transaction, shall not exceed:

	(i) The greater of $2,500, or 5 percent of the greater of the Investor's annual income or net worth, if either the Investor's annual income or net worth is less than $124,000; or
	(ii) Ten percent of the greater of the Investor's annual income or net worth, not to exceed an amount sold of $124,000, if both the Investor's annual income and net worth are equal to or more than $124,000
	The aggregate amount of securities sold to all investors during the 12-month period preceding the date of such offer or sale, including the securities offered in the offering, shall not exceed $124,000.
Transfer Restrictions	The securities will be issued without registration under the Securities Act pursuant to the crowdfunding exemption under Section 4(a)(6) of the Securities Act. The securities may not be transferred by any purchaser of such securities during the one-year period from when the securities were first issued unless such securities are transferred: (i) to our Company; (ii) to an "accredited investor" as defined in Rule 501(a) of Regulation D; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstance. We will be under no obligation to register the resale of the securities under the Securities Act.
High-Risk Investment	An investment in the securities involves a high degree of risk and is suitable only for investors who can afford to lose their entire investment.

THE COMPANY

1. Name of Issuer: Rally Point Grille Franchising, LLC

ELIGIBILITY

2. [X] Check this box to certify that all of the following statements are true for the Issuer:

- Organized under and subject to the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question-and-Answer format).
- Has filed with the commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this Offering Statement (or for such shorter period that the Issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the Issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

[ ] Yes [X] No

If yes, explain:

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any person occupying a similar status or performing a similar function) of the Issuer:

The Company does not currently have any directors.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any person occupying a similar status or performing a similar function) of the Issuer:

Carrie Roeger, Owner
Dates of Service: September 2018 - Present

Carrie Roeger is a highly accomplished business leader with a diverse background in the military, residential construction, and the restaurant industry. Her experience includes serving in the US Marine Corps for five years; working her way up the ranks in the residential construction industry, eventually becoming the Chief Operations Officer for a leading residential developer. In 2015, Carrie co-founded a successful family-owned and operated restaurant, Semper Fi Bar and Grille, which celebrates veterans, military personnel, first responders, and the community. In 2021, she founded Rally Point Grille Franchising, a rebranding of Semper Fi Bar and Grille which creates opportunities for veterans to own a restaurant. Additionally, she holds an MBA and was an Adjunct Professor at Kennesaw State University.

Carrie Roeger's Business Experience for the Last Three Years

- **Employer**: Rally Point Grille
- **Employers Principal Business**: Military-themed restaurant franchisor.
- **Title**: Owner
- **Dates of Service**: September 2018 – Present
- **Responsibilities:**   Develop and implement overall strategies, product development, business development, and operations of the Company.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to offering
Carrie Roeger*	LLC Units	51%
Ralph Roeger	LLC Units	49%

Carrie Roeger has been designated by the Members as the sole Managing Member (the "Manager").

The above information is provided as of a date that is no more than 120 days prior to the date of filing of this Offering Statement.

BUSINESS AND ANTICIPATED BUSINESS PLAN
7. <u>Describe in detail the business of the Issuer and the anticipated business plan of the Issuer.</u>

EXECUTIVE SUMMARY

Rally Point Grille is a veteran-owned and veteran-led restaurant franchise that caters to the needs of both its guests and franchisees. Our primary goal is to provide exceptional dining experiences to our guests, offering friendly service and maintaining a welcoming atmosphere. At the same time, we provide our franchisees with comprehensive training and ongoing support, enabling them to operate successful and profitable restaurants under our brand. Our business model is based on a franchise system that targets multiple locations strategically located near military bases in the southeastern states of GA, SC, NC, TN, and AL, with a goal of generating revenue through royalty fees and financing interest payments. By leveraging our connections with the military community, Rally Point Grille is poised to exceed the financial proformas. We have created a Patriot Revenue Share model, which provides financing to the Franchisee at a rate of 2% of revenues, allowing Rally Point Grille Franchising to grow and to return funding to the investors over an estimated five to seven years at 50% of net profits. With one Franchisee that opened in the summer of 2023 and a database of interested prospects, our business has promising prospects for success.

<u>Company Overview</u>

Our restaurant franchise is a veteran-owned and veteran-led business that aims to serve and honor the sacrifices and contributions of our nation's brave men and women who have defended and protected our country. We understand the need for a safe, welcoming, and relaxing space for veterans to gather, socialize, and reconnect with their peers. As a business, we serve two primary customer groups - the guests who dine at our restaurants and the franchisees who operate our restaurants.

Our guests are our top priority, and everything we do is geared toward providing them with exceptional dining experiences. We strive to create menus that cater to their preferences and dietary needs, offer timely and friendly service, and maintain a clean and welcoming atmosphere. By putting our guests first, we aim to gain their loyalty and return business.

However, we also understand that our franchisees are essential to our success. They are the individuals who operate our restaurants, invest in our brand, and help to expand our presence in various markets. By providing our franchisees with comprehensive training, ongoing support, and a proven business model, we empower them to operate successful and profitable restaurants under our brand. In turn, this helps us to grow as a company and reach new customers in different markets.

By serving our guests and franchisees, we ensure that everyone involved in our business is satisfied and successful. This approach allows us to build a loyal customer base while also growing our brand through partnerships with dedicated franchisees.

This is where our business comes in.

Mission Statement

Our mission is to provide high-quality meals and an inviting environment to our esteemed veterans while also creating employment opportunities for veterans and their families.

Vision statement

Our vision is to create a -owned restaurant that provides exceptional food and service and actively impacts our community through philanthropic efforts and community outreach. We believe that by fostering a sense of camaraderie and providing a welcoming atmosphere, we can create connections among our guests and staff that extend beyond our doors. Our goal is to be a positive force in the lives of our customers and surrounding neighborhoods, one meal at a time.

Business Model

Our business model is based on a restaurant franchise system that spans multiple locations, all strategically located near military installations. Our franchisees consist entirely of veterans who bring their expertise and commitment to service to the restaurant industry. Through this system, we can capture value by providing our customers with top-notch dining experiences while creating opportunities for veterans to become successful business owners. We generate revenue through royalty fees, which franchisees pay for using our brand and system. Financing interest payments also form a part of our revenue stream. By lending capital to franchisees, we help them get started and benefit from interest payments over time. Our business model is about creating partnerships and establishing long-term relationships built upon mutual trust and respect. By delivering on our promise of quality food, exceptional customer service, and a welcoming atmosphere, we can create value for everyone involved.

Expansion Strategy

There are 30+ military bases in the southeastern states of GA, SC, NC, TN and AL. Our strategic plan is to locate qualified franchises near the bases in the states for optimal success. Capitalizing on the veteran and military population, as well as the veteran-friendly economic environment, Rally Point Grille restaurants are poised to exceed the financial proformas.

Marketing Strategy

As a veteran-owned and led restaurant, our marketing strategy is primarily based on word-of-mouth referrals from other veterans. Social media platforms such as Facebook, Twitter, and LinkedIn also serve as valuable platforms for promoting our business. We actively sponsor events and advertise on military installations in our target markets. We also participate in civic events that honor veterans, such as Veterans Day and Memorial Day parades to promote our brand.

Revenue Streams

Our revenue stream consists of franchisee fees, 5% royalties, financing fees, and optional 2% advertising royalties. Franchisee fees of $35,000 are one-time payments made by new franchisees to cover the cost of training and support services. The 5% royalties are ongoing payments made by franchisees based on their monthly sales. Optional advertising royalties are payments made by franchisees upon the declaration of the franchisor. When applicable, interest payments associated with the financing options are included in the revenue streams. The attached pitch deck provides more detail on our financial modeling, including projections for revenue growth and profitability.

Our Patriot Revenue Share model offers financing to the Franchisee at a rate of 2% of revenues. This interest-only payment reduces the burden of an amortized loan, helping the franchises continue to succeed in any economic cycle. Additionally, the Patriot Revenue Share investor program allows Rally Point Grille Franchising to grow and return funding to the investors over a five-year span at 50% of net profits.

Overall, this revenue stream allows us to build long-term relationships with our franchisees while generating consistent income for the company.

Traction

Investment in the Rally Point Grille Franchise system was completed in 2022, and this included developing the operations manual and the Franchise Disclosure Document. To date, there is one Franchisee, who opened in June of 2023 in Evans, GA, who has received financing from Rally Point Grille.

Geographically targeting franchise advertising from Facebook, an article in the DAV magazine of January 2023, and word of mouth have created a database of interest of well over 150 people. From this, there are two active in the pipeline seeking more information.

Prospects are screened for a personality/character fit and a financial fit. The methodology includes the DiSC profile as well as a basic credit application. Applicants must have a credit score over 650 with no delinquencies on their credit report (at a minimum). Additionally, they must have an honorable discharge and a clear criminal record.

Conclusion

Our veteran-owned and operated restaurant honors the sacrifices of our nation's heroes, providing a place for them to call their own. With a welcoming atmosphere focused on veterans' needs, we hope to be the go-to restaurant for veterans in our community

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the Issuer speculative or risky:

An investment in the Company involves a high degree of risk. You should carefully consider the risks described above and those below before deciding to purchase any securities in this offering. If any of these risks actually occur, our business, financial condition, or results of operations may suffer. As a result, you could lose part or all of your investment.

"Best-Efforts" offering and "Rolling Closings"

The offering of these securities is on a "best-efforts" basis. The Company intends to raise a minimum amount or target amount of $20,000 and a maximum amount of $124,000 by 6/30/2024. If we reach our target offering amount before 6/30/2024, we may request that the escrow agent disburse funds to us. At that point, investors whose Subscription Agreements have been accepted will all become investors in the Company. We will then continue to raise funds until the maximum amount has been reached or we decide to close the offering. We may request the escrow agent to disburse funds at a schedule determined by the Company and the Escrow Agent.

No guarantee of a return

Investors are entitled to receive a return on their investment only through the securities offered. The Company has sole discretion in determining when or if to distribute cash to Investors. There is no guarantee that the Company will ever pay any cash distributions to Investors. There is no guarantee that the value of any investor's capital account will be preserved, and investors must be able to bear the risk of the total loss of their investment in the Company. Investments in the Company are not insured by FDIC, SIPC, or any other governmental or private entity. Investors should be prepared to suffer a total loss of their investment in the Company. The return to Investors and the future value of the investment will depend on several factors which cannot be predicted and may be beyond the control of the Company. No assurance can be given as to the ultimate success of the Company. The likelihood of the success of the Company depends on many factors, including general, local, and industry-related economic conditions. If the Company does not generate sufficient revenues, the Investors may not receive any return at all and may lose all of their investment. If the Company ceases operations, liquidates, dissolves, winds up, has its assets assigned to creditors, or otherwise experience an event that causes a change in control ("Change in Control") Investors may not recoup part or all their investment from the Company.

No market and no liquidity

The securities in this offering are illiquid. That means there is no ready market for the sale of such securities, and it may be difficult or impossible to sell or otherwise dispose of this investment, and Investors should be prepared to hold this investment indefinitely.

Investors will not become owners of the Company

Investors will not become owners, members, officers, directors, or partners of the Company and shall have no voting rights. Investors are not entitled to any of the Company's assets, cash flow, or profits other than specific rights set forth in the Subscription Agreement. Since Investors will have no voting rights, you will have little or no ability to influence the affairs of the Company.

Securities are unsecured obligations

The Company's obligations under the securities offered are unsecured obligations. This means the security is not protected by a guarantor or collateralized by a lien on specific assets of the borrower in the case of a bankruptcy or liquidation or failure to meet the terms for repayment, except as specifically detailed in the offering Memorandum and/or the Subscription Agreement.

Limited operating history

The Company has a limited operating history and faces competition from larger, more established, and better-financed competitors offering similar services. Although the Company believes that its product offerings will be a key differentiator and allow the Company to capture market share, there can be no guarantee that it will succeed.

Customers

The success of the Company's business plan rests on its ability to identify and obtain customers for its products.

Supplier relationships

The Company will rely on various suppliers within its supply chain. If the Company is unable to continue these supplier relationships, or the various third parties fail to perform, it may have a material adverse effect on the Company's operational and financial performance.

A small team of professionals with limited industry experience

The Company currently depends upon the ability, skill, and experience of its key personnel. If some key personnel are unable to perform their duties as anticipated, either through unforeseen health issues or premature death, the ability to execute the business plan will be negatively affected. The Company does not currently maintain key person life or disability insurance.

Regulatory Risk

The Company must comply with local, state, and federal rules and regulations. If the Company fails to comply with a rule or regulation, it may be subject to fines or other penalties, or its status may be lapsed, revoked, or suspended. The Company may have to stop operating, and you could lose your entire investment.

Effects of Inflation and Rising Interest Rates

Factors entirely outside of our control, such as abrupt changes in interest rates, inflation in the costs of goods and services provided to us, the structure and operation of wholesale funding markets, and public policy directives, for example, might adversely affect the Company's prospects.

The unpredictability of future results

As reflected in the Financial Projections, the projected results of the Company's financial position and business operations are based upon certain assumptions and estimates by Company's management. Actual future financial performance and operating results of the Company may be subject to fluctuations resulting from several factors, many of which are outside the control of the Company. Under no circumstances should such information be construed to represent or predict that the Company will achieve any particular results. We may be unable to generate sufficient cash flow from operations to make scheduled principal and interest payments on the security. The default provisions are detailed in the Subscription Agreement.

Management's discretion as to the use of proceeds

Our success will depend upon the discretion and judgment of our management team concerning the application and use of the proceeds of the offering. While the use of the proceeds as detailed in the offering Materials is management's intent, management will have the discretion to adjust the use of proceeds as it deems appropriate and in the Company's best interest.

Concurrent Rule 506 (c) securities offering

The Company intends to conduct an concurrent offering of private placement revenue share securities to accredited investors under Rule 506(c) (the "Private Placement"). The terms of the Private Placement offering are different that the terms of this Offering. Investors in the Private Placement may receive financial returns that exceed those available to investors in this Offering.

Additional capital may be required

Although the Company believes that the proceeds of this offering, together with capital raised in the Private Placement, will provide adequate funding to develop and successfully support its business plan, the Company offers no such assurances. If the Company's cash requirements exceed current expectations, the Company may need to raise additional capital. Additional capital could include conducting another crowdfunding raise. There is no guarantee that securing additional capital on acceptable terms will be available when needed. The inability to obtain capital when needed could have a material adverse effect on the Company, including requiring the Company to experience a change in control or terminate its operations. In either of these scenarios, Investors could lose all, or a significant portion of, their investment. If we incur additional debt, your security may be subordinate to the payment of principal or interest on such future debt and our ability to pay our obligation on the security may be adversely affected.

Right to extend the offering deadline

The Company may extend the offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the offering Deadline is reached. You have the right to cancel your investment up to 48 hours before an offering Deadline; however, if you choose not to cancel your investment, your investment will not be accruing interest during this time and will be held until the new offering Deadline is reached without the Company receiving the Target Amount. At that time, it will be returned to you without interest or deduction, or if the Company receives the Target Amount, it will be released to the Company. Upon or shortly after releasing such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the Target Amount prior to the offering Deadline, it may conduct the first of multiple closings of the offering prior to the offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). After that, the Company may conduct additional closings until the offering Deadline. The Company may also end the offering early; if the offering reaches its target offering amount after 21 calendar days but before the deadline, the Company can end the offering with five business days' notice. This means your failure to participate in the offering in a timely manner may prevent you from being able to participate.

Business Interruptions

Our product offerings, operations, and business location are vulnerable to damage or interruptions from earthquakes, fires, floods, power losses, telecommunication failures, terrorist attacks, acts of war, human errors, break-ins, pandemics, and similar events. A significant natural disaster could have a material adverse impact on our business, financial condition, and results of operations, and our insurance coverage may be insufficient to compensate the Company for losses that may occur.

Uncertainty in global economic conditions

Our operations and performance depend on economic conditions. The current economic environment continues to be uncertain. We may experience decreased revenues and increased costs, which may negatively affect our projections. We cannot predict the timing, strength, or duration of our industry's economic slowdown or subsequent recovery. These and other economic factors could have a material effect on our financial condition and operating results.

Tax Considerations

The information contained in the offering Materials is general and based on authorities subject to change. The Company guarantees neither the accuracy nor completeness of the preceding information that describes taxes and is not responsible for any errors, omissions, or results obtained by others because of reliance upon such information. The Company assumes no obligation to inform prospective Investors or Investors of any changes in tax laws or other factors that could affect their investment in this security. The offering materials do not, and are not intended to, provide legal, tax, or accounting advice. Prospective investors and investors should consult their tax advisors concerning applying tax laws to their particular situations.

Unforeseen risks

In addition to the risks listed above, businesses are often subject to unforeseen risks. It is not possible to foresee all risks. Investors are encouraged to carefully analyze the risks and merits of an investment in the Securities before investing.

THE OFFERING

9. What is the purpose of the offering?

This offering aims to raise funds that the Company will use as funding to expand its current operations and enhance its mission to expand military-themed restaurants as detailed in the business plan described above.

10. <u>How does the Issuer intend to use the proceeds of the offering?</u>

Use of Funds		
Description	**At Target Amount**	**At Maximum Amount** [(1)(2)]
Total Proceeds	$20,000	$124,000
Less: offering Expenses	(1,200)	(7,440)
Net Proceeds	$18,800	$116,560
Use of Net Proceeds		
Inventory of Raw Materials	14,102	68,534
Production Costs	4,698	24,283
Advertising & Marketing	-0-	6,517
Website	-0-	12,142
Working Capital	-0-	5,084
Total Use of Funds	$18,800	$116,560

(1) We will accept proceeds over the target offering amount of $20,000. We will allocate oversubscriptions on a first-come, first-served basis. We will use the oversubscribed amount up to $124,000, as described in the table above.

(2) The above figures represent estimated costs only. This expected use of net proceeds from this offering represents our intentions based on our current plans and business conditions. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the status of and results from operations. As a result, our management may find it necessary or advisable to use net proceeds from this offering for other purposes, and we will have broad discretion in applying the net proceeds from this offering. Furthermore, we anticipate that we will need to secure additional funding to implement our business plan fully. Please see the "Risk Factors" section.

11. <u>(a) Did the Issuer make use of any written communication or broadcast script for testing the waters either (i) under the authorization of Rule 241 within 30 days of the initial filing of the Offering Statement or (ii) under the authorization of Rule 206?</u>

[ ] Yes [X] No

If so, provide copies of the materials used.

11<u>. (b) How will the Issuer complete the transaction and deliver securities to the investors?</u>

The following describes the process to invest in the Company, including how the Company will complete an Investor's transaction and deliver securities to the Investor.

1. Eligible Investor Questionnaire - The Investor must complete and submit an electronic Eligible Investor Questionnaire and a requested investment amount.

2. Investment Agreement - The Investor will also execute an investment agreement with the Company using the Investor's electronic signature.

3. Acceptance of the Investment - If the investment agreement is complete, the Investor's commitment will be recorded. After the offering closes, either through an initial or a final closing, the Company will counter-sign the investment agreement. The executed investment agreement will then be delivered to the Investor via email.

4. Investor Transfer of Funds - Upon receiving confirmation that an investment agreement has been accepted, the Investor will be responsible for transferring funds from an acceptable source to the Escrow Agent into an Escrow Account held by the Escrow Agent.

The Company has the right to refuse any subscription in its sole discretion for any reason, including the Company's belief that an Investor does not meet the applicable suitability requirements. The Company may make or cause to be made a further inquiry and obtain additional information as it deems appropriate regarding the suitability of Investors. The Company reserves the right to modify the suitability standards for prospective Investors to comply with any applicable state or local laws, rules, or regulations.

The investment agreement provides the Company the right to cancel the offering for any reason before the offering Termination Date.

If the sum of the investment commitments from all Investors does not equal or exceed the target offering amount at the time of the offering Termination Date, no securities will be sold in the offering, investment commitments will be canceled, and committed funds will be returned.

Investors shall direct all payments to the Escrow Agent (the "Escrow Agent") to be deposited into the Escrow Account (the "Escrow Account") until the target offering amount has been reached as stated in the disclosure document and provided for in the terms of the escrow agreement. The Escrow Agreement details all terms of the agreement and process. Should any information in this document be different from the information contained in the Escrow Agreement, the Escrow Agreement will govern.

The offering is contingent upon the Company's receipt of the target offering amount prior to the deadline to reach the target offering amount. All funds received from Investors will be held in an Escrow Account established by the Escrow Agent until the target offering amount has been reached. When the target offering amount has been reached, and funds have been received by the Escrow Agent and deposited into the Escrow Account according to the terms of the escrow agreement and provided that there have been no material changes that would require an extension of the offering and recommitment of the investment, then, and only then, can the Escrow Agent begin an initial closing consisting of a transfer of Investor funds (net of the escrow fee to be paid to the Escrow Agent), from the Escrow Account to a deposit account maintained by the Company.

Escrow Agent shall release offering proceeds, less Escrow Agent's fee, to the Company only if:

- the aggregate funds deposited into the Escrow Account from all Investors is equal to or greater than the target offering amount;
- the target offering amount has been deposited into the Escrow Account by the target date;
- this Form C and the information of this securities offering have been posted and publicly available on the Funding Portal for at least 21 days;
- the Issuer chooses to close the offering earlier than the target date to reach the target offering amount; and,
- the Issuer has notified the Investor of the new deadline for the securities offering at least 5 business days prior to the new deadline, and Investor does not cancel his or her investment commitment at least 48 hours before the new deadline (as described in Question 12 below.)

The Escrow Agent shall return Investor's funds to the Investor if:

- the target offering amount has not been reached by the target date;
- before the target offering amount is reached, Investor gives notice to the Company that it is canceling its commitment to invest in the offering and is requesting a return of its funds; or,
- the Company terminates the offering for any reason before the target offering amount is reached by the target date.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering or the Company, the Investor will be provided notice of the change and must reconfirm their investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, they will receive notifications disclosing that the commitment was canceled, the reason for the cancellation, and the refund amount the Investor must receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the Investor to reconfirm.

12. How can an issuer cancel an investment commitment?

Investors may cancel an investment commitment until 48 hours before the deadline identified in these offering materials.

The Intermediary will notify investors when the target offering amount has been met.

If the Issuer reaches the target offering amount before the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days before such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If there is a material change to the terms of the offering or to the information provided by the Issuer in connection with the offering, the Intermediary will send a notice to each Investor of such material change and inform the Investor that the investment commitment will be canceled unless the Investor reconfirms their investment commitment within five business days. If any investor fails to reconfirm their investment commitment within the reconfirmation period, the investment commitment will be canceled automatically, and the Intermediary will send to each Investor, within five business days after the initial notice of the material change, a notification that the investment commitment was canceled and direct the refund of the investment.

If the Company fails to reach the target offering amount by the offering deadline, each Investor's investment commitment will be canceled automatically, and the Intermediary will direct a refund of each canceled investment commitment to the Investor within five business days.

If an investor does not cancel an investment commitment before the 48-hour period before the offering deadline, the funds will be released to the Issuer upon closing of the offering, and the Investor will receive securities in exchange for his or her investment.

OWNERSHIP AND CAPITAL STRUCTURE

The offering

13. Describe the terms of the securities being offered?

The offering is being made through Folla Capital, LLC, the Intermediary.

The Company is seeking to raise a target amount of **$20,000** and a maximum amount of **$124,000** from potential Investors through the offer and sale of the securities. The securities being offered are Patriot Revenue Share Interests Interests, as defined in the Subscription Agreement in the Company. The Patriot Revenue Share Interests Interests will be issued in **$100** increments with a minimum investment amount of $100. The revenue share rate is **50% of gross revenue,** with revenue share payments being paid semi-annually on January 31 for the period ending December 31 of the prior year and July 31 for the period ending June 30 of the current year and continuing until the Investor has received **1.2 times** their investment amount. The start date of the revenue share agreement will be on the day that the investment has been accepted by the Company and disbursed to the Company by the Escrow Agent. The first revenue share payment date, regardless of when the investment is accepted by the Company and disbursed to the Company, will be **July 31, 2024.** The attached Subscription Agreement details all terms of the offering, and should any information in this document be different from the information contained in the Subscription Agreement, the Subscription Agreement will govern. The securities entitle the Investor to receive interest payments as detailed in Appendix I of the Subscription Agreement. Payments shall continue until the earlier of: (i) the term of the Subscription Agreements; or (ii) the termination of this Agreement as provided herein.

Subscription agreements are not binding on the Company until accepted by it. The Company reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects a portion of any subscription, the applicable prospective Investor's funds will be returned without interest or deduction.

The price of the securities was determined arbitrarily.

14. <u>Do the securities offered have voting rights?</u> [ ] Yes [X] No

15. <u>Are there any limitations on any voting or other rights identified above?</u> [ ] Yes [X] No

If yes, explain:

16. <u>How may the terms of the securities offered be modified?</u>

The terms of the securities offered may not be modified, altered, or amended.

<u>Restrictions on Transfer of the Securities Being Offered</u>

Securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 USC 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 USC 77d-1) and this part may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 USC 77d(a)(6)) unless such securities are transferred:

(1) to or Company;
(2) to an "accredited investor";
(3) as part of an offering registered with the SEC; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the Issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the Issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Preferred Stock (list each class in order of preference):				
None			[ ] Yes [X] No	[ ] Yes [X] No Specify:
Common Stock:				
None			[ ] Yes [X] No	[ ] Yes [X] No Specify:
Debt Securities:				
None			[ ] Yes [X] No	[ ] Yes [X] No Specify:
Other:				
LLC Units			[ ] Yes [X] No	[X] Yes [ ] No Specify: Any rights as described in the Operating Agreement

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	None
Options:	None
Other Rights:	None

18. How may the rights of the securities being offered be materially limited, diluted, or qualified by the rights of any other class of security identified above?

The securities being offered represent debt of the Company and have no voting rights; therefore, they are not materially limited, diluted, or qualified by the rights of any other class of security identified above.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the Issuer? [X] Yes [] No

If yes, explain: The Company is also offering a similar Revenue Share Agreement offering as part of a separate Reg D 506c offering (the "Private Placement"). This offering is available to Accredited Investors only. The Reg D 506c offering is offering a similar RSA with no perks, a 1.5X return on principle, an equity-

like kicker, and other terms. Accredited investors may invest in either this offering or the Reg D 506c offering. Non-accredited investors may only invest in this Reg CF offering.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

The securities being offered represent debt of the Company. The exercise of any rights held by the principal shareholders identified above will have no effect on the purchasers of the securities being offered.

21. How are the securities being valued? Include examples of methods for how such securities may be valued by the Issuer in the future, including during subsequent corporate actions.

The securities are valued at the face value of the Patriot Revenue Share Interests.

22. What are the risks to purchasers of the securities relating to minority ownership in the Issuer?

The securities being offered represent debt of the Company. There are no risks to purchasers of the securities relating to minority ownership in the Issuer.

23. What are the risks to purchasers associated with corporate actions, including:
- **additional issuances of securities,**
- **issuer repurchase of securities,**
- **a sale of the Issuer or of assets of the Issuer or transactions with related parties?**

Nothing in the terms of this offering prohibits or otherwise prevents the Company from securing future funding by any means determined appropriate by the Company.

The Company may, in its sole discretion, at any time prior to the payment in full of the Patriot Revenue Share Interests, buy out the Company's obligations to the Investor under this Agreement, and terminate this Agreement by paying the Investor an amount equal to all outstanding revenue share payments.

Upon a Change of Control at any time before the maturity date, all outstanding principal and accrued interest shall be due and payable to the Investor before or simultaneously with the closing of such Change of Control.

24. Describe the material terms of any indebtedness of the Issuer.

Creditor	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
None				

25. What other exempt offerings have the Issuer conducted within the past three years?

Date of offering	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds
None				

26. Was or is the Issuer or any entities controlled by or under common control with the Issuer a party to any transaction since the beginning of the Issuer's last fiscal year or any currently proposed transaction where the amount involved exceeds five percent of the aggregate amount of capital raised by the Issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the Issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:
  (1) any director or officer of the Issuer;
  (2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power;
  (3) if the Issuer was incorporated or organized within the past three years, any promoter of the Issuer; or
  (4) any immediate family member of any of the foregoing persons.

[ ] Yes [X] No

If yes, for each transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
None			

FINANCIAL CONDITION OF THE ISSUER

27. Does the Issuer have an operating history? [X] Yes [ ] No

28. Describe the financial condition of the Issuer, including to the extent material, liquidity, capital resources, and historical results of operations.

Rally Point Grille Franchising, LLC is a Limited Liability Company organized on August 17, 2021, under the laws of Georgia and was formed to establish a military-themed restaurant.

The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Aggregate offering Amount (defined below):	Financial Information Required	Financial Statement Requirements:
(a) $124,000 or less	[X] The following information or their equivalent line items as reported on the federal income tax return filed by the Issuer for the most recently completed year (if any): • Total income • Taxable income; and • Total tax; certified by the principal executive officer of the Issuer to reflect accurately the information reported on the Issuer's federal income tax returns; and ☐Financial statements of the Issuer and its predecessors, if any	Financial statements must be certified by the principal executive officer of the Issuer as set forth below. If financial statements are available that have either been reviewed or audited by a public accountant that is independent of the Issuer, the Issuer must provide those financial statements instead along with a signed audit or review report and need not include the information reported on the federal income tax returns or the certification of the principal officer.
(b) More than $124,000, but not more than $618,000	[ ]Financial statements of the Issuer and its predecessors, if any	Financial statements must be **reviewed** by a public accountant that is independent of the Issuer and must include a signed review report. If financial statements of the Issuer are available that have been audited by a public accountant that is independent of the Issuer,

		the Issuer must provide those financial statements instead along with a signed audit or review and need not include the reviewed financial statements.
(c) More than $618,000	[ ]Financial statements of the Issuer and its predecessors, if any	If the Issuer **has** previously sold securities in reliance on Regulation Crowdfunding: • Financial statements must be **audited** by a public accountant that is independent of the Issuer and must include a signed audit report. If the Issuer **has not** previously sold securities in reliance on Regulation Crowdfunding and its offering is more than $618,000 but not more than $1,235,000: • Financial statements must be **reviewed** by a public accountant that is independent of the Issuer and must include a signed review report. If financial statements of the Issuer are available that have been audited by a public accountant that is independent of the Issuer, the Issuer must provide those financial statements instead along with a signed audit report and need not include the reviewed financial statements.

Financial information can be found in the exhibits to this Form C.

30. With respect to the Issuer, any predecessor of the Issuer, any affiliated issuer, any director, officer, general partner or managing member of the Issuer, any beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the Issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within ten years (or five years, in the case of issuers, their predecessors, and affiliated issuers) before the filing of this Offering Statement, of any felony or misdemeanor:
  (i)   in connection with the purchase or sale of any security? [ ] Yes [X] No
  (ii)   involving the making of any false filing with the commission? [ ] Yes [X] No
  (iii)   arising out of the conduct of business of an underwriter, broker, dealer, municipal securities dealer, investment advisor, funding portal, or paid solicitor of purchasers of securities?
          [ ] Yes [X] No

If Yes to any of the above, explain:

(2) Is any such person subject to any order, judgment, or decree of any court of competent jurisdiction entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, at the time of filing of this Offering Statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
  (i)   In connection with the purchase or sale of any security? [ ] Yes [X] No
  (ii)   Involving the making of any false filing with the commission? [ ] Yes [X] No
  (iii)   arising out of the conduct of business of an underwriter, broker, dealer, municipal securities dealer, investment advisor, funding portal, or paid solicitor of purchasers of securities?
          [ ] Yes [X] No

If Yes to any of the above, explain:

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations, or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U. S. Commodity Futures Trading Commission; or the National Credit Union Association that:
  (i)   At the time of filing of this Offering Statement bars the person from:
          (A) association with an entity regulated by such commission, authority, agency, or officer? [ ] Yes [X] No
          (B) engaging in the business of securities, insurance, or banking? [ ] Yes [X] No
          (C) engaging in savings association or credit union activities? [ ] Yes [X] No

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative, or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this Offering Statement? [ ] Yes [X] No

If Yes to any of the above, explain:

(4) Is any such person subject to an order of the commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203€ or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this Offering Statement:

(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment advisor, or funding portal? [ ] Yes [X] No

(ii) places limitations on the activities, functions, or operations of such person? [ ] Yes [X] No

(iii) bars such persons from being associated with any entity or from participating in the offering of any penny stock? [ ] Yes [X] No

If Yes to any of the above, please explain:

(5) Is any such person subject to any order of the commission entered within five years before the filing of this Offering Statement that, at the time of this Offering Statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) A scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act, and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? [ ] Yes [X] No

(ii) Section 5 of the Securities Act? [ ] Yes [X] No

If Yes to any of the above, explain:

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member, a registered national securities exchange, or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? [ ] Yes [X] No

If Yes to any of the above, explain:
(7) Has any person filed (as a registrant or Issuer), or was any such person or was any such person named as an underwriter in any registration statement or Regulation A Offering Statement filed with commission that, within five years before the filing of this Offering Statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? [ ] Yes [X] No
If Yes to any of the above, explain:

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of this Offering Statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? [ ] Yes [X] No
If Yes to any of the above, explain:

If you answered "Yes" to any of these questions and the conviction, order, judgment, decree, suspension, expulsion, or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION
31. In addition to the information expressly required to be included in this Form, include:
- **(1) any other material information presented to investors; and**
- **(2) such further material information, if any, as may be necessary to make the required statements, in light of the circumstances under which they are made, not misleading.**

All information presented to investors can be found at https://www.follacapital.com

COMMUNICATIONS AND ONGOING REPORTING
Electronic Format

The Company shall provide the disclosure document, notices, and all other information to a prospective Investor or Investors in electronic format. All information or communication affecting a prospective Investor's or Investor's rights, except a rescission offer, shall be provided in electronic format. Prospective Investors or Investors may opt out of electronic notices by contacting the Company and requesting a paper format. All additional communications or inquiries relating to the offering Materials or to a possible investment in the Company that cannot be made via the means described above should be made through the Company at its principal office address.

Offering Discussion

The Company will provide a communication channel that facilitates the public sharing of information related to the terms of the offering through a communication channel that leverages the "wisdom of the crowd." The Company will be available to answer questions that a prospective Investor or Investors may have and furnish additional information by posting questions and answers on the online portal. The communication channel will be located on the funding portal. The Company will make available to all prospective Investors or Investors, upon request, copies of any material agreements and other documents relating to the Company. Prospective Investors and Investors will have the opportunity to ask questions and receive answers from the Company concerning its business and financial condition. The Company or its funding portal shall establish guidelines for communication using the communications channel and has the right to remove abusive or potentially fraudulent communications. The Company shall identify itself in all communications, including its name, title, and affiliation with the Company. The Company will also provide prospective Investors and Investors an opportunity to meet with representatives of the Company to obtain other additional information.

<u>Ongoing Reporting</u>

The Issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website no later than 120 days after each fiscal year covered by the report. Once posted, the annual report may be found on the Issuer's website.

An issuer filing this Form for an annual report, as required by Regulation Crowdfunding (§ 227.100 et seq.) must file the Form no later than 120 days after the Issuer's fiscal year-end covered by the report and include the information required by Rule 201(a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s), (t), (x) and (y) of Regulation Crowdfunding (§§ 227.201(a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s), (t), (x) and (y)). For purposes of paragraph (t), the Issuer shall provide financial statements certified by the principal executive officer of the Issuer to be true and complete in all material respects. If, however, the Issuer has available financial statements prepared in accordance with U.S. generally accepted accounting principles (US GAAP) that have been reviewed or audited by an independent certified public accountant, those financial statements must be provided, and the principal executive officer certification will not be required.

An issuer must include in the XML-based portion of this form: the information required by paragraphs (a), and (e) of Rule 201 of Regulation Crowdfunding (§ 227.201(a) and (e)); and selected financial data for the prior two fiscal years (including total assets, cash, and cash equivalents, accounts receivable, short-term debt, long-term debt, revenues/sales, cost of goods sold, taxes paid and net income).

The Issuer must continue to comply with the ongoing reporting requirements until:

(1) The Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) The Issuer has filed, since its most recent sale of securities according to this part, at least one annual report according to this section and has fewer than 300 holders of record;
(3) The Issuer has filed, since its most recent sale of securities according to this part, the annual reports required according to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
(4) The Issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) The Issuer liquidates or dissolves its business under state law.

TAXES

Investors should consider the potential federal, state, and local tax consequences of an investment in this security. You may be subject to tax on your share of the taxable income and losses of the Company, whether you have sold or otherwise disposed of your investment or received any dividends or other distributions from the Company.

The information contained in the offering Materials is general in nature and based on authorities that are subject to change. The Company guarantees neither the accuracy nor completeness of the preceding information that describes taxes and is not responsible for any errors, omissions, or results obtained by others because of reliance upon such information. The Company assumes no obligation to inform prospective Investors or Investors of any changes in tax laws or other factors that could affect their investment in this security.

THE OFFERING MATERIALS DO NOT AND ARE NOT INTENDED TO, PROVIDE LEGAL, TAX, OR ACCOUNTING ADVICE, AND PROSPECTIVE INVESTORS AND INVESTORS SHOULD CONSULT THEIR TAX ADVISORS CONCERNING THE APPLICATION OF TAX LAWS TO THEIR PARTICULAR SITUATIONS.

ADDITIONAL DISCLOSURES

Investor Requirements

Before selling a security to an Investor, the Company shall require the Investor to provide the Company with:

- a signed, dated document identifying the Investor and containing the following certifications:

  ☐ "By checking this box, I, the Investor, acknowledge that I have reviewed the Issuer's Form C and Disclosure Materials, as well as the educational materials provided on the Portal, understood the risks that come with investing in issuing companies on the Portal, and acknowledge that my entire investment may be lost, and I will be financially and psychologically fine if it is. I understand that the decision whether to consult a professional advisor regarding my investment is my decision and that the Portal does not offer any investment advice or suggestions."

  ☐ "By checking this box, I, the Investor, acknowledge that I understand I can cancel my investment commitment up to 48 hours before the offering's closing deadline. If I have made a commitment within this 48-hour window, I cannot cancel my investment."

  ☐ "By checking this box, I, the investor, acknowledge that the securities are subject to transfer restrictions and that I have reviewed and understood these transfer restrictions as provided in the Portal's educational materials."

  ☐ "By checking this box, I, the investor, acknowledge that I have provided truthful and accurate representations of the documents and information requested by the Portal."

Offering Materials not All-Inclusive: The offering Materials have been prepared to attempt to provide all prospective Investors with all material information needed for prospective Investors to make an informed decision on whether they choose to make an investment in the Company; however, the offering Materials do not purport to contain all information that a prospective Investor may desire when conducting its own due diligence. Prospective Investors must rely on their own examination of the Company and the terms of the offering, including the merits and risks involved in making an investment in the security. Before making an investment decision, you should consult your own counsel, accountants, and other advisors and carefully review and consider all the offering Materials provided and the other information that you acquire. No information or any statements made in the offering Materials is intended or should be construed as investment, tax, or legal advice.

Forward-Looking Statements: Prospective Investors should read the discussion and analysis of the Company's financial condition and results of operations together with the financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. Prospective Investors should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the discussion and analysis.

Subscription Agreement Fully Sets Forth all Terms, Conditions, and Restrictions: All terms, conditions, and restrictions of the securities offered are fully set forth in the Subscription Agreement. Prospective Investors should not invest unless they have completely and thoroughly reviewed the provisions of the Subscription Agreement. If any of the terms, conditions, or other provisions of the Subscription Agreement, either written or oral, are inconsistent with or contrary to the information provided in the offering Materials, then the Subscription Agreement will control.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq,), the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Carrie Roeger
(Signature)
Carrie Roeger
(Name)

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq,), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Carrie Roeger
(Signature)
Carrie Roeger
(Name)
COO
(Title)

I, Carrie Roeger, certify that:

(1) the financial statements of Rally Point Grille Franchising, LLC included in this Form C are accurate and complete in all material respects; and

(2) the tax return information of Rally Point Grille Franchising, LLC included in the Form accurately reflects the information reported on the tax return for Rally Point Grille Franchising, LLC filed for the prior two fiscal years.

/s/Carrie Roeger
[Signature]

Owner
[Title]

Exhibit 1 Financial Statements

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EXHIBIT 2 SUBSCRIPTION AGREEMENT

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OFFERING INFORMATION	
Issuer Name	Rally Point Grille Franchising, LLC
Maximum Offering Amount	$124,000
Minimum Investment Amount	$100
Minimum Investment Increment	$100
PATRIOT REVENUE SHARE AGREEMENT PAYMENT TERMS	
Percentage of the Issuer's Gross Revenue to be allocated to make Revenue Share Payments	50%
Revenue Share Multiple for Investors	1.2 x
Maximum Revenue Share Return to be paid in connection with the Offering to Investors	$148,800
Start Date of Revenue Share Agreement	The start date of your revenue share agreement will be on the day that your investment has been accepted by the Company and disbursed to the Company by the escrow agent
Payment Frequency	Semi-annually beginning on the First Revenue Sharese Payment Date
First Revenue Share Payment Date	The first Revenue Share Payment date, regardless of when your investment is accepted by the Company and disbursed to the Company, will be on July 31, 2024
Patriot Revenue Share Payments made to	Directly to Investor
PATRIOT REVENUE SHARE PAYMENT SCHEDULE	
Period Ending	**Revenue Share Payment Date**
December 31	January 31
June 30	July 31
PERKS	

All investors will receive an Investor sticker, a thank you message on social media, and a specially-designed Investor challenge coin. In addition, Investors at the following investment levels will receive the corresponding additional perks illustrated in the table below.

Investment Amount	1.2X of Investment Amount = Potential Return	Investor Hat	VIP Event	Investor Wall of Fame
$100	$120			
$200	$240	X		
$500	$600	X		
$1,000	$1,200	X		
$2,500	$3,000	X	X	
$5,000	$6,000	X	X	X